UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-11903

MeriStar Hospitality Corporation

(Exact name of registrant as specified in its charter)

c/o Blackstone Real Estate Partners V L.P.

345 Park Avenue, New York, NY 10154

(212) 583-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

9.50% Convertible Subordinated Notes due 2010

Guarantee of 9% Senior Notes due 2008

Guarantee of 9 1/8% Senior Notes due 2011

Guarantee of 10 1/2% Senior Notes due 2009

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: (see below)

Securities	Holders of Record
Common Stock, par value $0.01 per share	0
9.50% Convertible Subordinated Notes due 2010	20
Guarantee of 9% Senior Notes due 2008	9
Guarantee of 9 1/8% Senior Notes due 2011	14
Guarantee of 10 1/2% Senior Notes due 2009	0

Pursuant to the requirements of the Securities Exchange Act of 1934, MeriStar Hospitality Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALCOR ACQUISITION LLC (as successor by merger to MeriStar Hospitality Corporation)

Date: May 2, 2006	By:	/s/ Kenneth A. Caplan
		Name:	Kenneth A. Caplan
		Title:	Managing Director and Vice President